Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Historical (1)							Pro Forma Combined (2) (3)
	Three Months Ended March 31,		Year Ended December 31,					Three Months Ended March 31,	Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002	2007	2006
Earnings:
Income from continuing operations before taxes on income	1,123	1,001	3,432	1,970	2,153	1,645	948	1,570	4,312
Less equity earnings	(23)	(19)	(72)	(26)	(145)	(138)	(72)	(35)	(157)
Fixed charges added to earnings	98	104	440	387	313	346	380	512	2,141
Distributed income of less than 50% owned persons	7	11	37	40	59	35	21	7	37
Amortization of capitalized interest:
Consolidated	5	6	21	25	25	21	14	5	21
Proportionate share of 50% owned persons	—	—	—	—	—	—	—	—	—

Total earnings	1,210	1,103	3,858	2,396	2,405	1,909	1,291	2,059	6,354

Fixed Charges:
Interest expense:
Consolidated	83	92	384	339	271	314	350	481	2,019
Proportionate share of 50% owned persons	1	1	5	3	3	4	4	1	5

	84	93	389	342	274	318	354	482	2,024

Amount representative of the interest factor in rents:
Consolidated	13	11	49	43	37	27	25	29	115
Proportionate share of 50% owned persons	1	—	2	2	2	1	1	1	2

	14	11	51	45	39	28	26	30	117

Fixed charges added to earnings	98	104	440	387	313	346	380	512	2,141

Interest capitalized:
Consolidated	48	25	128	58	27	21	22	66	201
Proportionate share of 50% owned persons	1	—	2	—	—	—	—	1	2

	49	25	130	58	27	21	22	67	203

Total fixed charges	147	129	570	445	340	367	402	579	2,344

Ratio of earnings to fixed charges	8.2	8.6	6.8	5.4	7.1	5.2	3.2	3.6	2.7

(1)	The historical financial information of all prior periods has been reclassified to reflect discontinued operations.

(2)

The Pro Forma Combined ratio reflects the acquisition and related adjustments using the pro forma financial information presented pursuant to Article 11 of Regulation S-X. For a discussion of the assumptions and adjustments made in preparation of the pro forma financial information presented in this Offer to Purchase, see the section entitled “Circular —Unaudited Pro Forma Condensed Combined Financial Information.”

(3)

The Pro Forma Combined ratio was calculated from the Unaudited Pro Forma Condensed Combined Financial Information section of this Offer to Purchase and includes adjustments to earnings and fixed charges based on the historical amounts of Alcoa and the publicly-available information of Alcan as disclosed in the Alcoa and Alcan Quarterly Reports on Form 10-Q for the three months ended March 31, 2007 and Annual Reports on Form 10-K for the year ended December 31, 2006. Certain elements of the calculation of the Pro Forma Combined ratio as it relates to Alcan’s historical amounts were estimated by Alcoa’s management due to the lack of publicly-available information, as further described below. Specifically, for the Pro Forma Combined ratio for the year ended December 31, 2006, the portion of Alcan’s operating lease payments that represents interest expense was estimated to be one-third of the operating lease expense disclosed in Alcan’s Annual Report on Form 10-K for the year ended December 31, 2006. For the Pro Forma Combined ratio for the three months ended March 31, 2007, the portion of Alcan’s operating lease payments that represents interest expense was estimated to be one-fourth of the amount used in the December 31, 2006 Pro Forma Combined ratio calculation. For the Pro Forma Combined ratio for the three months ended March 31, 2007, Alcan’s consolidated capitalized interest was calculated as one-fourth of the amount used in the December 31, 2006 Pro Forma Combined ratio calculation. In addition, no amounts have been included for the following items, as they relate to Alcan, due to lack of any available information (a) distributed income of less than 50%-owned persons; (b) amortization of capitalized interest, including Alcan’s proportionate share of capitalized interest of 50%-owned persons; (c) Alcan’s proportionate share of interest expense for 50%-owned persons; and (d) Alcan’s proportionate share of capitalized interest of 50%-owned persons. Had such information been available, it might have had a material impact on the Pro Forma Combined ratio.

For the year ended December 31, 2006, if Alcan’s total fixed charges were increased by $200 million, the Pro Forma Combined ratio would be reduced from 2.7 to 2.6. If Alcan’s total fixed charges were decreased by $200 million, the Pro Forma Combined ratio would be increased from 2.7 to 2.9. If Alcan’s total earnings were increased by $200 million, the Pro Forma Combined ratio would be increased from 2.7 to 2.8. If Alcan’s total earnings were decreased by $200 million, the Pro Forma Combined ratio would be decreased from 2.7 to 2.6.

For the three months ended March 31, 2007, if Alcan’s total fixed charges were increased by $50 million, the Pro Forma Combined ratio would be reduced from 3.6 to 3.3. If Alcan’s total fixed charges were decreased by $50 million, the Pro Forma Combined ratio would be increased from 3.6 to 3.9. If Alcan’s total earnings were increased by $50 million, the Pro Forma Combined ratio would not change, while if total earnings were decreased by $50 million, the Pro Forma Combined ratio would be reduced from 3.6 to 3.5.

In addition, as disclosed in the Notes to the Unaudited Pro Forma Condensed Combined Financial Information, the interest expense reflected in the Pro Forma Combined ratio of earnings to fixed charges is based on the offer as currently reflected in this Offer to Purchase, and assumes Alcoa paying Alcan shareholders cash consideration of $58.60 per share. Any changes to the offer may result in actual cash consideration paid being significantly different from the amounts assumed in the pro forma financial information. Any increase in the cash consideration could result in an increase in the amount of debt incurred to finance the transaction and a corresponding increase in annual interest expense. See the section entitled “Circular — Unaudited Pro Forma Condensed Combined Financial Information.”